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                                                                    Exhibit 20.1


CISCO SYSTEMS TO ACQUIRE QEYTON
SYSTEMS

METROPOLITAN DWDM TECHNOLOGY EXPANDS CISCO'S OPTICAL SOLUTIONS
PORTFOLIO

SAN JOSE, Calif., May 12, 2000 - Cisco Systems today announced the acquisition of privately-held Qeyton Systems based in Stockholm, Sweden. Qeyton is the developer of Metropolitan Dense Wave Division Multiplexing (MDWDM) technology to optimize the performance and cost requirements of service providers' metropolitan networks. DWDM is an innovative technology that uses multiple colors of light to dramatically increase the capacity of fiber networks carrying a combination of phone, Internet, and video traffic. This acquisition is Cisco's second optical networking acquisition in Europe and it underscores Cisco's commitment to building Internet scale, carrier-class, optical networks for the service provider market.

Under the terms of the agreement, Cisco common stock with an aggregate value of approximately $800 million will be exchanged for all outstanding shares of Qeyton Systems. In connection with the


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acquisition, Cisco expects a one-time write off up to $.04 per share for purchased in-process research and development expenses. The acquisition has been approved by the board of directors of Cisco and a majority of Qeyton's shareholders and is expected to close in Q4 of Cisco's FY 2000. This transaction is subject to various closing conditions including approval under the Hart Scott Rodino Antitrust Improvements Act.

The acquisition of Qeyton Systems expands Cisco's optical networking capabilities and enables Cisco to provide a comprehensive end-to-end optical networking solution for service providers' metropolitan networks. Qeyton's Metro DWDM technology links carriers points of presence (POPs) and customer sites with an optical ring and enables Cisco to offer service providers increased capacity without needing to add or lease new fiber in the metropolitan areas.

Qeyton Systems optical technology will be seamlessly integrated with optical products and technology in Cisco's Optical Networking Solutions (ONS) 15000 family of products and will become part of Cisco's current optical networking group, within the service provider line of business. Qeyton Systems was founded in 1998. The 52 employees located in Stockholm, Sweden will continue to operate in Stockholm and will be led by Claes Rickeby, the current CEO of Qeyton and will report into Geraint Anderson, vice president and general manager of Cisco's Photonics Business Unit.

CISCO SYSTEMS

CISCO SYSTEMS, INC. (NASDAQ:CSCO) is
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the worldwide leader in networking for the Internet. News and information are available at the Cisco Press Room.

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CONTACT FOR THIS PRESS RELEASE:
Abby Smith
Cisco Systems, Inc.
(408) 525-8548
absmith@cisco

ART RANGEL
Analyst Relations
Cisco Systems, Inc.
(408) 853-5705
arangel@cisco.com

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